

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2016

<u>Via E-mail</u>
Bryan Peery
Chief Financial Officer
Apple Hospitality REIT, Inc.
814 East Main Street
Richmond, Virginia 23219

      Re: Apple Hospitality REIT, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed February 26, 2016
              File No. 001-37389

Dear Mr. Peery:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Sonia Gupta Barros

                      Sonia Gupta Barros
                      Assistant Director